(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

October 5, 2011

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Edward Bartz

RE:	Fidelity Rutland Square Trust II (the trust):
Strategic Advisers Short Duration Fund Strategic Advisers Small-Mid Cap Multi-Manager Fund
File Nos. (333-139427) and (811-21991)
Post-Effective Amendment Nos. 17 and 20

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the trust are Post-Effective Amendment Nos. 17 and 20 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to a Power of Attorney dated February 1, 2011, is maintained at the offices of the trust.

The filing serves to register Strategic Advisers Short Duration Fund and Strategic Advisers Small-Mid Cap Multi-Manager Fund as new series' of the trust.

This filing contains the Prospectuses and Statements of Additional Information (SAIs) for Strategic Advisers Short Duration Fund and Strategic Advisers Small-Mid Cap Multi-Manager Fund. The funds may be marketed through banks, savings and loan associations, or credit unions.

Please note that the cover page of the Prospectus and SAI for Strategic Advisers Small-Mid Cap Multi-Manager Fund contain the standard "red herring" legend called for by Rule 481 of Regulation C.

Pursuant to Rule 485(a), the trust elects an effective date of December 19, 2011. We request your comments by November 4, 2011.

Please contact Jamie Plourde at (617) 563-1375 in connection with any questions or comments regarding this filing.

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/s/ Victoria Scarmeas
Victoria Scarmeas
Legal Product Group